Schedule 13D/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

AMKOR TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

031652100

(CUSIP Number)

James J. Kim

1900 S. Price Road

Chandler, AZ 85286

Telephone: (480) 575-7253

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Richard D. Rosen, Esq.

Cohen & Grigsby, P.C.

Mercato – Suite 6200

9110 Strada Place.

Naples, FL 34108-2938

Telephone: (412) 297-4927

See Item 1

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 54,612,748 shares
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 54,612,748 shares
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 54,612,748 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 26.8% SEE ITEM 5.
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim, as trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,957,350 shares
	8.	Shared Voting Power. 29,998,397 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 31,955,747 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 31,955,747 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 20.9%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Agnes C. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 23 shares
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 23 shares
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 23 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 100,001 shares
	8.	Shared Voting Power. 6,189,831 shares
	9.	Sole Dispositive Power. 100,001 shares
	10.	Shared Dispositive Power. 6,189,831 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 6,289,832 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 4.1% SEE ITEM 5.
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 41,653,536 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 43,925,886 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 43,925,886 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 28.7% SEE ITEM 5.
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. David D. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 6,189,831 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 6,189,831 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 6,189,831 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 4.0%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. David D. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No Change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 19,484,809 shares
	8.	Shared Voting Power. 2,698,513 shares
	9.	Sole Dispositive Power. 19,484,809 shares
	10.	Shared Dispositive Power. 2,698,513 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 22,183,322 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 14.5% SEE ITEM 5.
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 6,189,831 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 6,189,831 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 6,189,831 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 4.0%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 315,000 shares
	8.	Shared Voting Power. 35,891,904 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 36,206,904 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 36,206,904 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 23.6% SEE ITEM 5.
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. David D. Kim Trust of 12/31/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 19,484,809 shares
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 19,484,809 shares
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 19,484,809 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 12.7%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim Trust of 12/31/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim Trust of 12/31/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 2,733,333 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 2,733,333 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,333 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.8%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 2,733,333 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 2,733,333 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,333 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.8%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 2,733,334 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 2,733,334 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,334 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.8%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power 1,345,113 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.7% SEE ITEM 5.
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 1,345,113 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.7% SEE ITEM 5.
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 1,345,113 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.7% SEE ITEM 5.
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 1,345,113 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.7% SEE ITEM 5.
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 1,345,113 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.7% SEE ITEM 5.
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 1,335,113 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 1,335,113 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,335,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.7% SEE ITEM 5.
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 1,363,400 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 1,363,400 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,363,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.9%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 1,363,400 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 1,363,400 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,363,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.9%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 1,363,400 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 1,363,400 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,363,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.9%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 2,726,800 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 2,726,800 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,726,800 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.8%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 1,363,400 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 1,363,400 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,363,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.9%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. The James and Agnes Kim Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Non-Profit Corporation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,150,000 shares
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 1,150,000 shares
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,150,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.8%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. 915 Investments, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Limited Partnership
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 49,594,980 shares
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 49,594,980 shares
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 49,594,980 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 24.5% SEE ITEM 5.
14.	Type of Reporting Person (See Instructions). PN

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2009 Qualified Annuity Trust dated 12/29/09
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim 2007 Children’s Trust UA dated 12/28/07
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 315,000 share
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 315,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 315,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Sujoda Investments, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Limited Partnership
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 6,189,831 shares
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 6,189,831 shares
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 6,189,831 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 4.0%
14.	Type of Reporting Person (See Instructions). PN

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2011 Qualified Annuity Trust dated 3/24/11
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Limited Partnership
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 1,501,130 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 1,501,130 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,501,130 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim 2012 Irrevocable Trust U/A dated 7/26/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Limited Partnership
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 11,284,809 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 11,284,809 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 11,284,809 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 7.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim 2012 Generation-Skipping Trust U/A dated 12/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Limited Partnership
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,957,350 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 1,957,350 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,957,350 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.3%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim 2012 Irrevocable Trust U/A dated 12/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Limited Partnership
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 17,212,458 shares
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 17,212,458 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 17,212,458 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 11.2%
14.	Type of Reporting Person (See Instructions). OO

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 7 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2005, as amended by Amendment No. 1 filed with the Commission on April 4, 2008, Amendment No. 2 filed with the Commission on March 19, 2009, Amendment No. 3 filed with the Commission on April 16, 2009, Amendment No. 4 filed with the Commission on February 5, 2010, Amendment No. 5 filed with the Commission on March 28, 2011 and Amendment No. 6 filed with the Commission on March 28, 2011, by the reporting persons who then constituted the Group and relates to the common stock, $0.001 par value per share (the “Common Stock”), of Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Issuer”). The principal executive offices of Amkor are located at 1900 South Price Road, Chandler, Arizona 85286.

This Amendment is being filed to report (i) the mandatory distribution of the remaining 863,898 shares held by the James J. Kim 2009 Qualified Annuity Trust dated 12/29/09 (“2009 GRAT”) to James J. Kim on March 29, 2012, (ii) the first mandatory distribution of 3,498,870 shares from the James J. Kim 2011 Qualified Annuity Trust U/A Dated 3/24/11(“2011 GRAT”) to James J. Kim on July 6, 2012, (iii) the gift of 11,284,809 shares from the Susan Y. Kim Trust Dated 12/31/87 to the Susan Y. Kim 2012 Irrevocable Trust Dated 7/26/12 (“2012 Susan Y. Kim Trust”) on August 8, 2012, including the formation and the addition of the 2012 Susan Y. Kim Trust as a member of the filing group, (iv) the gift of 1,957,350 shares from the John T. Kim Trust Dated 12/31/87 to the John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12 (“2012 John T. Kim G-S Trust”) on December 26, 2012, including the formation and the addition of the 2012 John T. Kim G-S Trust as a member of the filing group, (v) the gift of 15,932,119 shares from the John T. Kim Trust Dated 12/31/87 to the John T. Kim 2012 Irrevocable Trust U/A Dated 12/11/12 (“2012 John T. Kim Irrevocable Trust”) on December 27, 2012, including the formation and the addition of the 2012 John T. Kim Irrevocable Trust as a member of the filing group, (vi) the gift of 1,280,339 shares from the John T. Kim Trust Dated 12/31/87 to the 2012 John T. Kim Irrevocable Trust on December 28, 2012, and (vii) to correct a prior administrative error as to the allocation of one share among two different trusts. In the case of (vii), one share was inadvertently attributed to the Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello rather than the Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello, which has been corrected in this Amendment.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Amendment is being filed by the Group and separately by each of the following persons comprising the Group (each a “Reporting Person”):

i.	James J. Kim

ii.	Agnes C. Kim

iii.	John T. Kim

iv.	John T. Kim, as Trustee

v.	David D. Kim

vi.	David D. Kim, as Trustee

vii.	Susan Y. Kim

viii.	Susan Y. Kim, as Trustee

ix.	David D. Kim Trust of 12/31/87

x.	John T. Kim Trust of 12/31/87

xi.	Susan Y. Kim Trust of 12/31/87

xii.	Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

xiii.	Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

xiv.	Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

xv.	Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

xvi.	Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

xvii.	Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

xviii.	Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

xix.	Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

xx.	Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

xxi.	James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

xxii.	James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

xxiii.	James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

xxiv.	James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

xxv.	James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

xxvi.	The James and Agnes Kim Foundation, Inc.

xxvii.	915 Investments, LP, for which James J. Kim is the sole general partner

xxviii.	James J. Kim 2009 Qualified Annuity Trust dated 12/29/09

xxix.	John T. Kim Children’s Trust UA dated 12/28/07

xxx.	Sujoda Investments, LP, for which Sujoda Management, LLC is the sole general partner

xxxi.	James J. Kim 2011 Qualified Annuity Trust dated 3/24/11

xxxii.	Susan Y. Kim 2012 Irrevocable Trust U/A Dated 7/26/12

xxxiii.	John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12

xxxiv.	John T. Kim 2012 Irrevocable Trust U/A Dated 12/11/12

(b) The principal business address for the natural persons listed above, who are all members of the Kim family (the “Kim Family”), and for the trusts for the members of the Kim Family listed above and their descendants (as such trusts are amended, modified or supplemented from time to time, the “Kim Trusts”) is 1900 South Price Road, Chandler, AZ 85286. The principal business address for The James and Agnes Kim Foundation, Inc. (the “Foundation”) is 1345 Enterprise Drive, West Chester, Pennsylvania 19380. The principal business address for 915 Investments, LP, a Pennsylvania limited partnership (the “915 Partnership”), is 915 Mount Pleasant Road, Bryn Mawr, Pennsylvania 19010. The principal business address for Sujoda Investments, LP (“SI, LP”), a Pennsylvania limited partnership, is 854 Mount Pleasant Road, Bryn Mawr, Pennsylvania 19010.

(c) Attached as Schedule I hereto and incorporated herein by reference is a list containing (a) the present principal occupation or employment and (b) the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each member of the Kim Family. The principal business of the Kim Trusts is purchasing, holding, and selling securities and other assets for investment purposes. The principal business of the Foundation is to receive contributions from donors, make investments and make grants to charitable organizations. The principal business of the 915 Partnership and SI, LP is to serve as a fund through which the assets of its partners will be utilized to invest in, hold and trade in securities and other investments.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For each Reporting Person, the response to Row 6 on the cover page, indicating the citizenship or place of organization of such person, is incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended to include the following information:

All of the transfers described in Item 1 of Amendment No. 7 were made without consideration.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is amended and restated as follows:

The Reporting Persons will hold the shares of Common Stock for investment purposes only.

James J. Kim, The James and Agnes Kim Foundation, Inc., Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94, Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92, Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01, Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01, Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03 and Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05 (collectively, the “2005 Investors”) elected to convert all of the $100 million aggregate principal amount of Amkor’s 6.25% Convertible Subordinated Notes due 2013 (the “2005 Notes”) held by them into shares of Common Stock on January 19, 2011 as provided for by the terms of the 2005 Notes. They have acquired such shares for investment purposes and the Reporting Persons will hold all of the shares of Common Stock for investment purposes only.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors, the Reporting Persons may, from time to time and at any time, decide to increase their investment in the Issuer, including without limitation by acquiring additional shares of Common Stock and/or other equity (including without limitation by conversion of convertible notes), debt, notes, instruments or other securities issued by of the Issuer, or related to the securities of the Issuer (collectively, “Securities”), in the open market, by privately negotiated transactions or otherwise. Alternatively, the Reporting Persons may, from time to time and at any time, decide to decrease their investment in the Issuer, including without limitation by disposing of any or all of their Securities in the open market, by privately negotiated transactions or otherwise, or to engage in any hedging or similar transactions with respect to the Securities.

James J. Kim is Executive Chairman and a director of the Issuer and John T. Kim is a director of the Issuer. In such capacities, and as stockholders, the Reporting Persons intend to be actively involved in the Issuer’s business, operations and planning and may in the future exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their interests as equity owners.

Other than as described above, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j), inclusive, of the disclosure items required by Item 4 of the Schedule 13D (although they reserve the right to develop such plans or proposals).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

(a) The response to Row 11 in each Reporting Person’s cover page, indicating the aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person, is incorporated herein by reference. Each Reporting Person states that the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially owned by the other Reporting Persons in this Schedule 13D. The total number of shares which are beneficially owned by the members of the Group as a group is 138,249,237 or 67.9% of the outstanding shares of Common Stock. The number of shares beneficially owned by the Group includes 755,001 shares which may be acquired pursuant to options that are exercisable within 60 days of February 28, 2013 and 49,594,980 shares that are issuable upon the conversion of a note that is convertible at any time prior to its April 15, 2014 maturity date. The ownership percentages were calculated based on 153,195,839 outstanding shares of Common Stock of Amkor as of January 25, 2013 according to the Company’s Form 10-K filed for the year ended December 31, 2012, increased, as appropriate, to include the shares beneficially owned by such Reporting Person that may be acquired pursuant to options exercisable within 60 days of February 28, 2013 and/or shares that are issuable upon conversion of a note.

(b) For each Reporting Person, the response to Row 7 on the cover page, indicating the number of shares as to which such person has the sole power to vote or to direct the vote is incorporated herein by reference.

For each Reporting Person, the response to Row 8 on the cover page, indicating the aggregate number of shares as to which such person has shared power to vote or to direct the vote, is incorporated herein by reference.

For each Reporting Person, the response to Row 9 on the cover page, indicating the number of shares as to which such person has the sole power to dispose or to direct the disposition is incorporated herein by reference.

For each Reporting Person, the response to Row 10 on the cover page, indicating the number of shares as to which such person has the shared power to dispose or to direct the disposition is incorporated herein by reference.

(c)	See Items 1, 3, 4 and 6.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and restated as follows:

Each of the individuals and trusts listed in Item 2(a) (previously defined as the “Group”) may be deemed a member of a group consisting of members of the Kim Family, the Kim Trusts established for the benefit of James J. Kim’s children and grandchildren, the Foundation, the 915 Partnership and SI, LP, who each exercise voting or investment power with respect to shares of the Issuer’s Common Stock in concert with other members of the Group. James J. Kim, as general partner of the 915 Partnership, has voting and investment power with respect to the 915 Partnership. Susan Y. Kim, David D. Kim and John T. Kim are members of the general partner of SI, LP. All of the directors and officers of the Foundation are members of the Kim Family. Accordingly, the Foundation might be expected to vote the shares of Common Stock of the Issuer that the Foundation owns in concert with the Kim Family, the Kim Trusts, the 915 Partnership and SI, LP.

The 2005 Investors entered into a voting agreement dated as of November 18, 2005 (the “2005 Voting Agreement”). Pursuant to the 2005 Voting Agreement, the 2005 Investors are required to vote all shares of Amkor Common Stock issued upon conversion of the 2005 Notes, which were converted on January 19, 2011 (the “2005 Converted Shares”), in a “neutral manner” on all matters submitted to Amkor stockholders for a vote, such that with the exceptions noted below, the 2005 Converted Shares are voted in the same proportion as all of the other outstanding securities (excluding securities beneficially owned, directly or indirectly, by the 2005 Investors) that are actually voted (including abstentions) on a proposal submitted to Amkor’s stockholders for approval. The 2005 Investors are not required to vote in a “neutral manner” any 2005 Converted Shares that, when aggregated with all other voting shares held by the 2005 Investors, represent 41.6% or less of the total then-outstanding voting shares of Amkor Common Stock. The 2005 Voting Agreement shall terminate upon the earliest of (i) December 1, 2013, (ii) as the date as of which no principal amount of 2005 Notes or any 2005 Converted Shares remains outstanding, (iii) a change of control transaction (as defined in the 2005 Voting Agreement) of Amkor, or (iv) the mutual agreement of the 2005 Investors and Amkor. A copy of the 2005 Voting Agreement is attached as Exhibit 10.1 to Amendment No. 3 of this Statement and incorporated herein by reference.

The James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants, the James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants, the James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants, the James J. Kim 2008 Trust FBO Descendants of John T. Kim and the James J. Kim 2008 Trust FBO Descendants of David D. Kim are collectively referred to as the “2008 Trusts”. On February 11, 2008, the 2008 Trusts acquired an aggregate of 8,180,400 shares of Common Stock from Agnes C. Kim in a private transaction and financed such purchase by issuing promissory notes maturing on February 10, 2011, which were replaced with promissory notes maturing on December 31, 2016 (the “2008 Notes”). In connection with the 2008 Notes, the 8,180,400 shares held by the 2008 Trusts have been pledged to Agnes C. Kim as collateral for the 2008 Notes. If an event of default with respect to any of the 2008 Notes occurs, which may include failure to make note payments when due, default in a payment of other borrowed money, distribution of a substantial part of a trust’s property or judgments exceeding $25,000 being entered against a trust, Agnes C. Kim may declare any of the 2008 Notes in default and acquire voting and investment power with respect to the shares pledged as collateral.

In connection with the issuance of $150 million of a 6.00% convertible senior subordinated note due April 15, 2014 (the “2009 Note”), James J. Kim and the 915 Partnership (collectively, the “2009 Investors”) and Amkor entered into a voting agreement dated as of March 26, 2009 (the “2009 Voting Agreement”). Pursuant to the 2009 Voting Agreement, the 2009 Investors agreed to vote all shares of Amkor Common Stock issued upon conversion of the 2009 Note (the “2009 Converted Shares”) in accordance with the 2009 Voting Agreement. The 2009 Investors agree to vote all 2009 Converted Shares in a “neutral manner” on all matters submitted to Amkor stockholders for a vote, such that with the exceptions noted below, the 2009 Converted Shares are required to be voted in the same proportion as all of the other outstanding securities (excluding securities beneficially owned, directly or indirectly, by the 2009 Investors) that are actually voted (including abstentions) on a proposal submitted to Amkor’s stockholders for approval. The 2009 Investors are not required to vote in a “neutral manner” any 2009 Converted Shares that, when aggregated with all other voting shares held by the 2009 Investors, represent 41.6% or less of the total then-outstanding voting shares of Amkor Common Stock. The 2009 Voting Agreement shall terminate upon the earliest of (i) the date as of which no principal amount of the 2014 Notes remains outstanding and the 2009 Investors or their affiliates no longer beneficially own any of the 2009 Converted Shares, (ii) consummation of a change of control (as defined in the 2009 Voting Agreement) of Amkor, or (iii) the mutual agreement of the 2009 Investors and Amkor. A copy of the 2009 Voting Agreement is attached as Exhibit 10.2 to Amendment No. 3 of this Statement and incorporated herein by reference.

Amkor and the 2009 Investors also entered into a letter agreement dated March 26, 2009 (the “Letter Agreement”) pursuant to which, among other things, Amkor agreed to use reasonable efforts to register the resale of the 2009 Note (and any shares of Common Stock issued upon the conversion thereof) on a shelf registration statement pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), upon the request of the 2009 Investors at any time after April 1, 2010. Amkor agreed to reimburse James J. Kim for the reasonable legal fees and expenses incurred by Mr. Kim in connection with the negotiation and purchase of the 2009 Note by the 915 Partnership. A copy of the Letter Agreement is attached as Exhibit 10.4 to Amendment No. 3 of this Statement and incorporated herein by reference.

Finally, Amkor executed the 2009 Note in favor of the 915 Partnership, which matures on April 15, 2014. The 2009 Note accrues interest at a rate of 6.00% per year, which is subject to increase in certain circumstances, and is payable semi-annually in arrears on April 15 and October 15 of each year commencing October 15, 2009. The 2009 Note may be converted at any time by the 2009 Investors into shares of Common Stock at an initial conversion rate of 330.6332 shares of Common Stock per $1,000 principal amount of 2009 Note, subject to certain adjustments, which represent a conversion price of approximately $3.02 per share of Common Stock. Upon the occurrence of a designated event, which includes a change of control or termination of trading, the 2009 Investors may require Amkor to repurchase the 2009 Note at a price equal to 100% of the principal amount plus accrued and unpaid interest up to but excluding the repurchase date. The 2009 Note contains certain events of default that could, subject to certain conditions, cause the unpaid principal amount plus accrued and unpaid interest on the 2009 Note to be due and payable, which include default in the payment of principal or interest, default in the delivery when due of any Common Stock deliverable upon conversion, breach of covenants, failure to provide timely notice of any designated event, failure of Amkor or any of its material subsidiaries to make timely payment of debt in excess of $20 million and certain events of bankruptcy or insolvency of Amkor or any of its material subsidiaries. The shares issuable upon conversion of the 2009 Note have not been registered under the Securities Act. A copy of the form of 2009 Note is attached as Exhibit 10.5 to Amendment No. 3 of this Statement and incorporated herein by reference.

None of the trust agreements for the Kim Trusts prohibit the trustees of such trusts from voting the shares of Common Stock of the Issuer held by them, in their discretion, in concert with members of the Kim Family. The 915 Partnership grants James J. Kim, its general partner, sole voting and investment power with respect to all of the securities held by the 915 Partnership. James J. and Agnes C. Kim are husband and wife. James J. Kim and Agnes C. Kim are the parents of Susan Y. Kim, David D. Kim and John T. Kim. Each of the David D. Kim Trust of 12/31/87, the John T. Kim Trust of 12/31/87 and the Susan Y. Kim Trust of 12/31/87 has as its sole trustee David D. Kim, John T. Kim and Susan Y. Kim, respectively. Susan Y. Kim is the parent of Alexandra Kim Panichello, Jacqueline Mary Panichello and Dylan James Panichello and is the co-trustee of each of her children’s trusts along with John T. Kim. John T. Kim is the parent of Allyson Lee Kim and Jason Lee Kim and is the co-trustee of each of his children’s trusts along with Susan Y. Kim. David D. Kim is co-trustee of the James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08, along with John T. Kim and Susan Y. Kim, and the Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05, along with John T. Kim. James J. Kim and Susan Y. Kim are co-trustees of the James J. Kim 2009 GRAT, the 2011 GRAT and the 2012 Susan Y. Kim Trust. James J. Kim and John T. Kim are co-trustees of the 2012 John T. Kim G-S Trust and 2012 John T. Kim Irrevocable Trust. Susan Y. Kim, David D. Kim and John T. Kim own 100% of Sujoda Management, LLC, the general partner of SI, LP.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit Number	Exhibit Name

99.1	Seventh Amended and Restated Agreement regarding joint filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2013

/s/ James J. Kim
James J. Kim

/s/ Agnes C. Kim
Agnes C. Kim

/s/ John T. Kim
John T. Kim

/s/ John T. Kim
John T. Kim, as Trustee

/s/ David D. Kim
David D. Kim

/s/ David D. Kim
David D. Kim, as Trustee

/s/ Susan Y. Kim
Susan Y. Kim

/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:	/s/ David D. Kim
David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:	/s/ John T. Kim
John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

By:	/s/ John T. Kim
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

By:	/s/ John T. Kim
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By:	/s/ David D. Kim
David D. Kim, as Trustee

James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

By:	/s/ John T. Kim
John T. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

By:	/s/ David D. Kim
David D. Kim, as Trustee

The James and Agnes Kim Foundation, Inc.

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Secretary

915 Investments, LP

By:	/s/ James J. Kim
James J. Kim, as general partner

James J. Kim 2009 Qualified Annuity Trust dated 12/29/09

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

John T. Kim Children’s Trust UA dated 12/28/07

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Sujoda Investments, LP

By:	Sujoda Management, LLC, its general partner

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Manager

James J. Kim 2011 Qualified Annuity Trust dated 3/24/11

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Susan Y. Kim 2012 Irrevocable Trust U/A Dated 7/26/12

By:	/s/ James J. Kim
James J. Kim, as Trustee

John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12

By:	/s/ James J. Kim
James J. Kim, as Trustee

John T. Kim 2012 Irrevocable Trust U/A Dated 12/11/12

By:	/s/ James J. Kim
James J. Kim, as Trustee

Schedule 13D/A

SCHEDULE I

ITEM 2.	Name of Person Filing

James J. Kim

(a)	Present principal occupation or employment:

Chairman of Issuer

(b)	Address of Principal Business Office, or if none, Residence

1900 S. Price Road, Chandler, AZ 85286

ITEM 2.	Name of Person Filing

Agnes C. Kim

(a)	Present principal occupation or employment:

Homemaker

(b)	Address of Principal Business Office, or if none, Residence

1900 S. Price Road, Chandler, AZ 85286

ITEM 2.	Name of Person Filing

John T. Kim, individually and as trustee

(a)	Present principal occupation or employment:

Private investor

(b)	Address of Principal Business Office, or if none, Residence

1900 S. Price Road, Chandler, AZ 85286

ITEM 2.	Name of Person Filing

David D. Kim, individually and as Trustee

(a)	Present principal occupation or employment:

Private investor

(b)	Address of Principal Business Office, or if none, Residence

1900 S. Price Road, Chandler, AZ 85286

ITEM 2.	Name of Person Filing

Susan Y. Kim, individually and as Trustee

(a)	Present principal occupation or employment:

Homemaker

(b)	Address of Principal Business Office, or if none, Residence

1900 S. Price Road, Chandler, AZ 85286

Schedule 13D/A

EXHIBIT INDEX

Exhibit Number	Exhibit Name

99.1	Seventh Amended and Restated Agreement regarding joint filing